03011436

UNITED STATES
[SECURIT]IES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-38515

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
C.B.I.S. Financial Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1200 Jorie Boulevard
(No. and Street)

Oak Brook	Illinois	60523-2262
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Neal Berkowitz — 630-571-2182 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

J.H. Cohn LLP
(Name - *if individual, state last, first, middle name*)

1212 Avenue of the Americas	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

SEC MAIL PROCESSING RECEIVED FEB 2 8 2003 WASH. D.C. SECTION

PROCESSED MAR 1 8 2003 THOMSON FINANCIAL

CHECK ONE:
- ☐ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CCH B80300 0831

OATH OR AFFIRMATION

I, Neal Berkowitz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of C.B.I.S. Financial Services, Inc., as of December 31, 2002, ___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

Vice President and Chief Financial Officer

Title

Notary Public

This report** contains (check all applicable boxes):

☒ (a) Facing page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Cash Flows.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (1) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CBIS FINANCIAL SERVICES, INC.
(A Wholly-Owned Subsidiary of
Christian Brothers Investment
Services, Inc.)

REPORT ON FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2002 AND 2001

CBIS FINANCIAL SERVICES, INC.
(A Wholly-Owned Subsidiary of Christian Brothers Investment Services, Inc.)

INDEX

* * *

J.H. COHN LLP

Roseland, NJ • New York, NY • Edison, NJ • Ocean, NJ • Lawrenceville, NJ • San Diego, CA • Englewood Cliffs, NJ

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors
CBIS Financial Services, Inc.

We have audited the accompanying statement of financial condition of CBIS FINANCIAL SERVICES, INC., a wholly-owned subsidiary of Christian Brothers Investment Services, Inc., as of December 31, 2002, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements as of and for the year ended December 31, 2001 were audited by other auditors whose report dated January 15, 2002 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2002 financial statements referred to above present fairly, in all material respects, the financial position of CBIS Financial Services, Inc. as of December 31, 2002, and its results of operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the 2002 basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the 2002 basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the 2002 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the 2002 basic financial statements taken as a whole.

J. H. Cohn LLP

New York, New York
January 17, 2003

CBIS FINANCIAL SERVICES, INC.
(A Wholly-owned Subsidiary of Christian Brothers Investment Services, Inc.)

STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2002 AND 2001

ASSETS	2002	2001
Cash	$27,037	$27,488
Accounts receivable	3,629	11,870
Prepaid expenses	31,838	22,347
Deposits	3,102	4,761
Totals	$65,606	$66,466
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Accounts payable	$ 1,500	
Due to Parent	1,044	$ 4,548
Total liabilities	2,544	4,548
Commitments and contingencies		
Stockholder's equity:		
Common stock, no par value; 200 shares authorized and issued	2,000	2,000
Additional paid-in capital	98,000	98,000
Accumulated deficit	(36,938)	(38,082)
Total stockholder's equity	63,062	61,918
Totals	$65,606	$66,466

See Notes to Financial Statements.

CBIS FINANCIAL SERVICES, INC.
(A Wholly-owned Subsidiary of Christian Brothers Investment Services, Inc.)

STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
Income:		
Administrative services fee	$36,000	$36,000
Distribution fee	3,629	6,120
Totals	39,629	42,120
Expenses:		
Clearing and brokerage fees	6,000	6,000
Professional fees	28,042	25,619
Staff development	3,030	3,135
Totals	37,072	34,754
Income before income taxes	2,557	7,366
Provision for income taxes	1,413	3,048
Net income	$ 1,144	$ 4,318

See Notes to Financial Statements.

CBIS FINANCIAL SERVICES, INC.
(A Wholly-owned Subsidiary of Christian Brothers Investment Services, Inc.)

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
YEARS ENDED DECEMBER 31, 2002 AND 2001

	Common Stock				
	Number of Shares	Amount	Additional Paid-in Capital	Accumulated Deficit	Total
Balance, January 1, 2001	200	$2,000	$98,000	$(42,400)	$57,600
Net income				4,318	4,318
Balance, December 31, 2001	200	2,000	98,000	(38,082)	61,918
Net income				1,144	1,144
Balance, December 31, 2002	200	$2,000	$98,000	$(36,938)	$63,062

See Notes to Financial Statements.

CBIS FINANCIAL SERVICES, INC.
(A Wholly-owned Subsidiary of Christian Brothers Investment Services, Inc.)

STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
Reconciliation of net income to net cash provided by (used in) operating activities:		
Net income	$ 1,144	$ 4,318
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Changes in operating assets and liabilities:		
Accounts receivable	8,241	(6,120)
Prepaid expenses	(9,491)	(761)
Deposits	1,659	(1,937)
Accounts payable	1,500	
Net cash provided by (used in) operating activities	3,053	(4,500)
Financing activities - due to Parent	(3,504)	3,411
Net decrease in cash	(451)	(1,089)
Cash, beginning of year	27,488	28,577
Cash, end of year	$27,037	$27,488

See Notes to Financial Statements.

CBIS FINANCIAL SERVICES, INC.
(A Wholly-owned Subsidiary of Christian Brothers Investment Services, Inc.)

NOTES TO FINANCIAL STATEMENTS

Note 1 - Organization and summary of significant accounting policies:

Organization and business:

CBIS Financial Services, Inc. (the "Company") is a wholly-owned subsidiary of Christian Brothers Investment Services, Inc. (the "Parent"). The principal business of the Company is that of a securities broker in primarily pooled investment funds exempt from the Investment Company Act of 1940 (the "1940 Act"). The Company is also the distributor for the DEVCAP Trust, an investment company registered under the 1940 Act.

The Company is a member of the National Association of Securities Dealers, Inc. and the Securities Investors Protection Corporation and is registered with the Securities and Exchange Commission ("SEC").

The Company has an agreement with another broker-dealer (the "clearing broker") to clear transactions, carry customers' accounts on a fully-disclosed basis and perform recordkeeping functions and, consequently, operates under the exemptive provisions of SEC rule 15c3-3k(2)(ii).

Administrative services and distribution fees:

Administrative services and distribution fees are recognized in the period in which the services are performed.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income taxes:

The Parent files consolidated Federal and combined state and local income tax returns with the Company and, accordingly, the Company's taxable income or loss is included in such tax returns.

The Parent and the Company account for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes", which requires the use of an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for temporary differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the temporary differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. The income tax provision or credit is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

NOTES TO FINANCIAL STATEMENTS

Note 1 - Organization and summary of significant accounting policies (concluded):

Income taxes (concluded):

The Parent allocates the current provisions or credits for income taxes to the Company based on its pro rata share of the annual consolidated income or loss reported by the Parent and the Company for income tax purposes. Deferred tax provisions or credits are recorded by the Company based upon the expected future Federal, state and local income tax consequences of temporary differences generated as a result of its own operations. The Parent records the consolidated deferred tax assets and liabilities.

Note 2 - Administrative services fee and related party transactions:

The Company entered into a service agreement with the Parent. Services provided to the Parent include coordination of licensing and registration procedures, monitoring the monthly preparation of participants' statements for pooled investment fund accounts managed by the Parent and provision of data processing, recordkeeping and bookkeeping services to the Parent as needed. The monthly fee for such services is $3,000 per month.

The Company reflected an amount due to the Parent of $1,044 and $4,548 at December 31, 2002 and 2001, respectively, which represents income tax allocations and professional fees paid by the Parent.

Note 3 - Distribution fee:

The Company entered into a distribution agreement with DEVCAP Trust to be the principal underwriter and distributor of shares of the DEVCAP Shared Return Fund. The distribution fee includes reimbursements for licensing and registration costs.

Note 4 - Clearing and brokerage agreements:

The Company has entered into a custodian agreement with a clearing broker to provide clearing, execution and other security related services on a fully disclosed basis. Clearing fees are charged on a flat per transaction basis, or a flat transaction basis plus a percentage of total security volume, with minimum transaction fees applicable.

Clearing fees amounted to $6,000 in both 2002 and 2001.

Note 5 - Net capital requirement:

Pursuant to the net capital provisions of SEC rule 15c3-1, the Company is required to maintain a minimum amount of net capital as defined. At December 31, 2002 and 2001, the Company had net capital of $24,493 and $22,940, respectively, and a minimum net capital requirement of $5,000 pursuant to SEC rule 15c3-1(a)(2). The Company's net capital ratio for 2002 and 2001 was .10 to 1 and .20 to 1, respectively.

* * *

CBIS FINANCIAL SERVICES, INC.
(A Wholly-owned Subsidiary of Christian Brothers Investment Services, Inc.)

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2002 AND 2001

	2002	2001
Net capital:		
Total stockholder's equity	$63,062	$61,918
Deductible nonallowable assets:		
Accounts receivable	3,629	11,870
Prepaid expenses	31,838	22,347
Deposits	3,102	4,761
Totals	38,569	38,978
Net capital	$24,493	$22,940
Aggregated indebtedness - total liabilities	$ 2,544	$ 4,548
Computation of basic net capital requirement:		
Minimum net capital required (greater of 6-2/3% of aggregate indebtedness or $5,000 minimum dollar net capital requirement)	$ 5,000	$ 5,000
Excess of net capital over minimum net capital	$19,493	$17,940
Excess net capital at 1,000%	$24,239	$22,485
Ratio of aggregate indebtedness to net capital	.10	.20

No material discrepancies exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-S Part IIA filing.

See Report of Independent Public Accountants.

J.H. COHN LLP

Roseland, NJ • New York, NY • Edison, NJ • Ocean, NJ • Lawrenceville, NJ • San Diego, CA • Englewood Cliffs, NJ

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS ON INTERNAL CONTROL

To the Board of Directors
CBIS Financial Services, Inc.

In planning and performing our audit of the financial statements and supplemental schedule of CBIS Financial Services, Inc. (the "Company"), a wholly-owned subsidiary of Christian Brothers Investment Services, Inc., as of and for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the 2002 financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and the other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

J. H. Cohn LLP

New York, New York
January 17, 2003

CBIS Financial Services, Inc.
A wholly-owned subsidiary of Christian Brothers Investment Services, Inc.

February 27, 2003

Securities Exchange Commission
450 5th Street, N.W.
Mail Stop 5 –1
Washington, DC 20549

Re: Audited Financials

Enclosed herein is an audited copy of the CBIS Financial Services, Inc. financial Report for the year ended December 31, 2002.

Should you have any questions, please contact our office.

Sincerely,

Michelle Stevens
Compliance Assistant

1200 Jorie Blvd, Suite 210, Oak Brook, IL 60523-2262
(630) 571-2182 (WATS) 800-321-7914